

June 25, 2025

Michael McLaren
Chairman and Chief Executive Officer
Safe & Green Holdings Corp.
990 Biscayne Blvd.
Suite 501
Miami FL, 33132

> **Re: Safe & Green Holdings Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 16, 2025**
> **File No. 001-3037**

Dear Michael McLaren:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A, Filed June 16, 2025
Proposal 4: The Reverse Stock Split Proposal, page 21

1. In your discussion of this proposal, revise to acknowledge receipt of the letters on December 12, 2024 and June 11, 2025, from the Listing Qualifications Department of The Nasdaq Stock Market LLC notifying you that the Company's common stock had not maintained a minimum closing bid price of $1.00 per share for the preceding 30 consecutive business days, as required by Nasdaq Listing Rule 5550(a)(2). If you are proposing the reverse stock split to achieve compliance with this listing standard, revise to state as much and disclose the deadline in which you are required to satisfy this listing standard. In doing so, advise holders that you can provide no assurance that you will be able to maintain a minimum bid price of $1.00 in light of the dilutive impact of the issuance of common stock, for which you are also seeking shareholder approval and as discussed in additional detail in Proposals 5 through 8.

<u>Reasons for the Reverse Stock Split, page 21</u>

2.   You disclose that if you are not successful in maintaining the listing of your Common Stock on the Nasdaq Capital Market, you intend to seek a listing on another national securities exchange, which will also require that the per share trading price of your Common Stock be higher than your current per share trading price. Revise to acknowledge that if your Common Stock is delisted your ability to list on another national securities exchange may be limited for the reasons you state. Acknowledge that delisting is more likely to result in quotation of your Common Stock on an OTC market and disclose the consequences of such an event.

<u>Proposal 5: The FirstFire Issuance Proposal</u>
<u>Background and Description of the FirstFire Issuance Proposal, page 26</u>

3.   We note your disclosure that the Notes and the Warrants may have their conversion price and exercise price adjusted as set out in their respective documents. If either of these instruments can be converted into Common Stock on a cashless basis, then please disclose such terms in this section. Also, explain whether the conversion price has already been adjusted and why. In this regard, we note that you are seeking shareholder approval to issue up to 2,000,000 shares of your common stock upon exercise of the warrant, however, earlier in the discussion you state that the warrant is initially exercisable into 450,000 shares of common stock.

<u>Proposal 10: The Authorized Common Stock Increase Proposal</u>
<u>Introduction, page 45</u>

4.   Please revise this section to include disclosure regarding the May 13, 2025, Notice of Delisting issued by Nasdaq pursuant to its discretionary authority under Listing Rule 5101. In addition, please include disclosure advising shareholders that you are currently pursuing alternative listing on the OTCQB market maintained by OTC Markets Group Inc. should your appeal process be unsuccessful.

<u>General</u>

5.   You disclose in Proposals 5 through 8 that the sale into the public market of these shares could materially and adversely affect the market price of your Common Stock or could dilute the ownership interests of existing shareholders. Enhance this disclosure to highlight the downward pressure that the planned reverse stock split in Proposal 4 will also place upon the market price of your Common Stock, enhancing the risk that you will be unable to maintain listing standards and increasing the likelihood of de-listing.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Ross Carmel